American Surgical Holdings, Inc.
10039 Bissonnet Street, Suite #250
Houston, TX 77036-7852

May 18, 2009

Securities Exchange Commission
Pamela Howell
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Surgical Holdings, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 000-50354

Dear Ms. Howell:

We are in receipt of your letter dated May 8, 2009 regarding the above referenced filing and hereby request an extension to respond to such inquiries.  We have been unable to respond to your comments within the time period allotted as the Company has been entrenched in preparing and filing the Company’s Form 10-Q for the quarter ending March 31, 2009.  We therefore request a two week extension to fully respond to your comments.

We hereby confirm that we will file our responses to your comment letter by no later than June 1, 2009.  Thank you for your attention to this matter.

Very truly yours,

American Surgical Holdings, Inc.

By:   /s/ Zak Elgamal
              Zak Elgamal